[SONAT INC. LETTERHEAD]



                                                  February 3, 1996



         To Our Stockholders:

                  Your Board of Directors has declared a dividend dis-

         tribution of Preference Share Purchase Rights, thereby renew-

         ing, with certain modifications, the Company's Share Purchase

         Rights Plan.  The original Rights Plan expired on February 3,

         1996.  This letter describes the new Share Purchase Rights

         Plan and the Board's reasons for adopting it.


                   Like their predecessors, these Rights contain pro-

         visions to protect stockholders in the event of an unsolic-

         ited attempt to acquire the Company, including a gradual ac-

         cumulation of shares in the open market, a partial or two-

         tier tender offer that does not treat all stockholders

         equally, a squeeze-out merger and other abusive takeover tac-

         tics which the Board believes are not in the best interests of stockholders.  These tactics unfairly pressure stockhold-

         ers, squeeze them out of their investment without giving them any real choice and deprive them of the full value of their shares.







                   Over 1,700 companies, including approximately half

         of the Business Week 1000 companies and Fortune 500 companies and approximately two-thirds of the companies in the Fortune

         200, have issued rights to protect their stockholders against these tactics.  We consider the Rights to be the best avail-

         able means of protecting both your right to retain your eq-

         uity investment in Sonat and the full value of that invest-

         ment, while not foreclosing a fair acquisition bid for the

         Company.


                   The Rights are not intended to prevent a takeover

         of the Company and will not do so.  However, they should de-

         ter any attempt to acquire the Company in a manner or on

         terms not approved by the Board.  The Rights are designed to deal with the very serious problem of another person or com-

         pany using abusive tactics to deprive Sonat's Board and its stockholders of any real opportunity to determine the destiny of the Company.


                   The Rights may be redeemed by the Board of Direc-

         tors for one cent per Right prior to the accumulation,

         through open-market purchases, a tender offer or otherwise,

         of 15% or more of the Company's shares by a single acquiror or group.  Because of the redemption feature, the Rights









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         should not interfere with any merger or business combination approved by the Board of Directors prior to that time.


                   It has been our experience under the prior Plan

         that issuance of the Rights does not in any way weaken the financial strength of the Company or interfere with its busi-

         ness plans.  We do not expect that to change.  The issuance of the Rights has no dilutive effect, will not affect re-

         ported earnings per share, is not taxable to the Company or to you, and will not change the way in which you can pres-

         ently trade the Company's shares.  As explained in detail

         below, the Rights will only be exercisable if and when the problem arises which they were created to deal with.  They will then operate to protect you against being deprived of your right to share in the full measure of your Company's

         long-term potential.


                   Your Board was aware when it acted that some people

         have advanced arguments that securities of the sort we are issuing deter legitimate acquisition proposals.  We carefully considered these views and concluded that the arguments are speculative and do not justify leaving stockholders without any protection against unfair treatment by an acquiror --

         who, after all, is seeking his own company's advantage, not yours.  Your Board believes that these Rights represent a







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         sound and reasonable means of addressing the complex issues of corporate policy created by the current takeover environ-

         ment.


                   The Rights were issued on February 3, 1996 to

         stockholders of record on that date and will expire in ten years.  Initially, the Rights will not be exercisable, cer-

         tificates will not be sent to you, and the Rights will auto-

         matically trade with the common shares.  However, ten days after a person or group acquires 15% or more of the Company's shares, or ten business days (or such later date as may be determined by the Board prior to a person or group acquiring

         15% or more of the Company's shares) after a person or group announces an offer the consummation of which would result in such person or group owning 15% or more of the shares (even if no purchases actually occur), the Rights will become exer-

         cisable and separate certificates representing the Rights

         will be distributed.  We expect that the Rights will begin to trade independently from the Company's shares at that time.

         At no time will the Rights have any voting power.


                   When the Rights first become exercisable, unless a

         holder is a person or group who has acquired 15% or more of the Company's shares, that holder will be entitled to buy

         from the Company one one-hundredth of a share of a new series














         of participating preference stock for $120.00.  If the Com-

         pany is involved in a merger or other business combination with a person or group or affiliate at any time after that person or group has acquired 15% or more of the Company's

         shares, the Rights will entitle a holder to buy a number of shares of common stock of the acquiring company having a mar-

         ket value of twice the exercise price of each Right.  For

         example, if at the time of the business combination the ac-

         quiring company's stock has a per share value of $60, the

         holder of each Right would be entitled to receive 4 shares of the acquiring company's common stock for $120, i.e., at a 50%

         discount.


                   If any person or group acquires 15% or more of the

         Company's outstanding common stock, the "flip-in" provision of the Rights will be triggered and the Rights will entitle a holder (other than such person or any member of such group)

         to buy a number of additional shares of common stock of the

         Company having a market value of twice the exercise price of each Right.  Thus, if at the time of the 15% acquisition the

         Company's stock were to have a market value per share equal to $60, the holder of each Right (other than such person or any member of such group) would be entitled to receive 4

         shares of Sonat common stock for $120.















                   Following the acquisition by any person or group of

         15% or more of the Company's common stock, but only prior to the acquisition by a person or group of a 50% stake, the

         Board of Directors will also have the ability to exchange the

         Rights (other than Rights held by such person or group), in whole or in part, for one share of common stock (or one one-

         hundredth of a share of the new series of participating pref-

         erence stock) per Right.  This provision will have an eco-

         nomically dilutive effect on the acquiror, and provide a cor-

         responding benefit to the remaining rightsholders, that is comparable to the flip-in without requiring rightsholders to go through the process and expense of exercising their

         Rights.


                   While, as noted above, the distribution of the

         Rights will not be taxable to you or the Company, stockhold-

         ers may recognize taxable income upon the occurrence of cer-

         tain subsequent events.


                   In addition to authorizing the purchase rights,

         your Board today authorized the new series of participating preference stock purchasable upon exercise of the Rights.

         The shares of the new series of participating preference

         stock will be nonredeemable.  Each preference share will be entitled to an aggregate dividend equal to the greater of $1














         per share or 100 times the dividend declared on the common shares.  In the event of liquidation, the holders of the

         preference shares will be entitled to receive an aggregate liquidation payment equal to the greater of $100 or 100 times the payment made per share of common stock.  Each preference share will have 100 votes, voting together with the common shares.  Finally, in the event of any merger, consolidation or other transaction in which common shares are exchanged,

         each preference share will be entitled to receive 100 times the amount received per common share.  These rights are pro-

         tected by customary anti-dilution provisions.  In the event of issuance of preference shares upon exercise of the Rights,

         in order to facilitate trading a depositary receipt may be issued for each one one-hundredth of a preference share.  The dividend, liquidation and voting rights, and the non-

         redemption feature, of the preference shares are designed so that the value of the one-hundredth interest in a preference share purchasable with each right will approximate the value of one share of common stock.


                   In declaring the Rights dividend, we have expressed

         our confidence in the future and our determination that you,

         our stockholders, be given every opportunity to participate fully in that future.















                                 On behalf of the Board of Directors,

                                 Ronald L. Kuehn, Jr.



















































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